ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell

Direct Dial: 202-239-3685

E-mail: mitra.surrell@alston.com

November 20, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Alison White

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 174 to the Trust’s Registration Statement on Form N-1A, filed on September 23, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on October 15, 2014, relating to Post-Effective Amendment No. 174 to the Trust’s Registration Statement on Form N-1A filed on September 23, 2014 regarding the Longboard Long/Short Equity Fund (the “Fund”), a series of the Trust.  Please note that the Fund has changed its name from the “Longboard Long/Short Equity Fund,” to the “Longboard Long/Short Fund.”  As a result of this name change, the Fund no longer has an “80% policy” to invest at least 80% of its net assets (including borrowings for investment purposes) in domestic equity and equity-related instruments.  The Fund’s investment strategy and policies, however, have not otherwise changed.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

November 20, 2014

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Comment #2

Please update the series and class IDs with the ticker symbols when you obtain them.

Response #2

The ticker symbols will be added in the 485(b) filing.

Summary Section – Fees and Expenses of the Fund

Comment #3

  Please confirm that any fees associated with selling securities short are reflected in the fee table.  If short sale figures are significant, please include a line item for them.  If less than 0.05% they should be included in other expenses.

 Response #3

  The Registrant confirms that no such expenses, if any, are expected to be incurred outside of a swap agreement and therefore would not be included in other expenses.

Comment #4

Please add to footnote to the “Acquired Fund Fees and Expenses” line (similar to footnote 3) stating that the fees and expenses are estimated.

Response #4

U.S. Securities and Exchange Commission

November 20, 2014

We have confirmed with the Adviser that the Fund will not have any acquired fund fees or expenses.  The Fund does not expect to hold investment company securities, including ETFs, directly, if at all.  To the extent that the Fund has any exposure to ETFs, it would only be as short positions held within a swap agreement.  Accordingly, we have deleted the “Acquired Fund Fees and Expenses” line item from the fee table.  The please see the revised fee table below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of the original offering price or NAV at redemption)	1.00%(1)	None	None	None
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management (Unitary) Fees	2.99%	2.99%	2.99%	2.99%
Distribution and Service (Rule 12b-1) Fees	0.25%	1.00%	0.00%	0.25%
Other Expenses(2)	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	3.24%	3.99%	2.99%	3.24%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares    made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

Other expenses are based on estimated amounts for the Fund’s current fiscal year.

Comment #5

Please delete footnote 2 as it is not required or permitted by Form N-1A.

Response #5

The footnote has been removed in response to your comment. Please see Response #4 above.

Summary Section - Portfolio Turnover

Comment #6

  Please disclose that no portfolio turnover rate was provided as the Fund was not operational during the most recent fiscal year.

Response #6

The following disclosure has been added in response to your comment:

U.S. Securities and Exchange Commission

November 20, 2014

“Because the Fund was not operational during the most recent fiscal year, the Fund’s portfolio turnover rate is not provided at this time.”

Summary Section - Principal Investment Strategies

Comment #7

Please confirm that the derivatives disclosure has been prepared in light of the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(the “ICI Letter”).

Response #7

In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The Registrant confirms that Fund’s disclosure has been prepared as required.

Comment #8

Please confirm that when the Fund invests in derivatives it sets aside the appropriate number of segregated assets. See generally, Inv. Co. Rel. 10666 (Apr. 18, 1979).

Response #8

The Registrant confirms that when the Fund invests in derivatives it sets aside the appropriate amount of segregated assets.

Comment #9

Please disclose in an appropriate location of the registration statement an explanation as to how the Fund will segregate assets to meet its obligations under Section 18 of the 1940 Act.  Please include an affirmative statement that if the Fund sells credit default swaps it will segregate the full notional amount. Also, please note that the staff issued a concept release related to derivatives (See, Inv. Co. Act Rel. 29776 (Aug. 31, 2011)) and be aware that the Commission or its staff could issue future guidance regarding the Fund’s use of leverage.

Response #9

The Registrant confirms that the Fund’s policies will require asset segregation sufficient to cover the full notional value of any sales of credit default swaps. The following disclosure has been added to page B-8 of the Fund’s SAI regarding how the

U.S. Securities and Exchange Commission

November 20, 2014

Fund will segregate assets when entering into swap agreements, including credit default swaps:

With respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Fund is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

Comment #10

In the last sentence of the third paragraph in the “Principal Investment Strategies” section you state, “The degree to which the long portfolio is hedged is governed by factors such as targeted risk level, measured diversification and market volatility.” Please explain what you mean when you state that the degree to which the long portfolio is hedged is governed by “measured diversification.”

Response #10

We have revised the disclosure as follows in response to your comment:

The degree to which the long portfolio is hedged is governed by factors such as targeted risk level, the number of security positions in the portfolio, and market volatility.

Summary Section Principal Risks

Comment #11

If the Fund will be advised by or sold through an insured depository institution, please include the statement required by Item 4(b)(1)(iii) of Form N-1A.

Response #11

The Registrant confirms that the Fund is not advised by an insured depository institution nor is it anticipated that the Fund will be sold through such an institution.  Accordingly, the Registrant believes that the current disclosure is sufficient.

U.S. Securities and Exchange Commission

November 20, 2014

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #12

Please include in the Prospectus the temporary investment defensive position disclosure currently included in the SAI that states that the Fund can take positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions.  Also disclose the effect of taking such a temporary defensive position.  See Instruction 6 of Item 9(b)(1) of Form N-1A.

Response #12

In the section of the Prospectus entitled, “Investment Strategies, Related Risks and Disclosure of Portfolio Holdings,” under the heading “Principal Investment Strategies,” we have added the following disclosure as the last two paragraphs in response to your comment:

The Fund may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.  This may result in the Fund not achieving its investment objectives during that period.

For longer periods of time, the Fund may hold a substantial cash position.  If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested.  To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund’s advisory fees and operational expenses.

Comment #13

Item 4(b) of Form N-1A states that the discussion of principal risks in the Summary should be based on the information provided in response to Item 9(c).  Accordingly, please add hedging transaction risk and liquidity risk to the Principal Risks section of the Summary.

U.S. Securities and Exchange Commission

November 20, 2014

Response #13

We have revised the disclosure in response to your comment and have added these risk factors to the Principal Risks section of the Summary. Please see the revised disclosure below.

•

Hedging Transactions Risk: The Adviser, from time to time, employs various hedging techniques. The success of a Fund’s hedging strategy will be subject to the Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of a Fund’s hedging strategy will also be subject to the Adviser’s ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner.

•

Liquidity Risk:  Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Related Performance Information of the Adviser

Comment #14

It is the staff’s position that the presentation of a portion of an account managed by the investment adviser or portfolio managers could potentially be misleading.  Accordingly, please remove the disclosure.

Response #14

The prior performance of the portfolio managers presented in the prospectus relates to the performance of all of the private accounts managed by the portfolio managers of the Fund that implement the Adviser’s long/short investment strategy, namely a single separate account.  Unlike what the original disclosure in PEA #174 incorrectly suggested, the composite does not represent a portion of an account or fund, but is instead a single private separate account.  Since August 1, 2011, a multi-strategy private fund, also advised by the Adviser, has invested a portion of its assets in the separate account.  The related performance disclosure has been corrected and is included below:

The Fund is modeled after a private account similarly managed by the Adviser (the “Separate Account”) and also managed by the Fund’s portfolio managers, Eric Crittenden, Cole Wilcox and Jason Klatt.  The Fund has substantially the same investment objective, policies and

U.S. Securities and Exchange Commission

November 20, 2014

restrictions as the Separate Account.  This section presents past performance information for the Longboard Long/Short Composite which includes all private accounts managed by the Adviser with objectives, policies and strategies that are substantially similar to the Fund.  The Longboard Long/Short Composite is not a mutual fund, but rather is a composite of all of the private accounts (specifically, the Separate Account) managed by the Adviser that have investment objectives, policies and strategies that are substantially similar to those of the Fund.

The performance of the Longboard Long/Short Composite does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have the same future performance as the Longboard Long/Short Composite.  It is inappropriate and would be inaccurate for an investor to consider the Longboard Long/Short Composite’s performance below as being indicative of the future performance of the Fund.  The Adviser has included this section because it believes that the performance information presented is sufficiently relevant, as related or supplemental information only, to merit consideration by prospective Fund investors.

The table shows performance of the Longboard Long/Short Composite over time (as compared with a broad based market index for reference).    Returns for the Longboard Long/Short Composite are shown both gross of fees and expenses and net of fees and expenses. Gross of fee and expense returns are returns gross of fees and expenses other than actual trading fees and expenses, and reflect all items of income, gain, and loss.  Net of fee and expense returns are calculated by adjusting gross of fee and expense returns by the amount shown in the Fund’s fee and expense table under the heading Total Annual Fund Operating Expenses for all periods. Net average annual total returns are shown below both with and without reflecting the impact of front-end sales loads that apply to certain share classes of the Fund. Net annual total returns shown below are not adjusted to reflect the impact of front-end or deferred sales loads that apply to certain share classes of the Fund. Net annual total returns would be lower if the Longboard Long/Short Composite returns were adjusted to reflect the impact of such sales loads.

Investors should be aware that the Securities and Exchange Commission (the “SEC”) uses a methodology different from that used below to calculate performance for mutual funds, which could result in different performance results. The Adviser claims compliance with the Global Investment Performance Standards (“GIPS®”).  Under the GIPS standard, the Adviser is defined as follows: Longboard Asset Management LLC.   A copy of the compliant presentation for the Longboard Long/Short

U.S. Securities and Exchange Commission

November 20, 2014

Composite is available upon request by contacting the Adviser directly by e-mailing curtis@longboard-am.com or calling 602-472-3144.  Indices are unmanaged and it is not possible to invest directly in indices.  As such, year-by-year index figures do not account for any fees or fund expenses.

The past performance in managing other portfolios is no guarantee of future results in managing the Fund.  Please note the following cautionary guidelines in reviewing this disclosure:

●

Performance figures are not the performance of the Fund.  The Longboard Long/Short Composite’s performance shown is not the performance of the Fund and is not an indication of how the Fund would have performed in the past or will perform in the future.  The Fund’s performance in the future will be different from the Longboard Long/Short Composite’s performance presented, due to factors such as differences in the cash flows, different fees, expenses, portfolio size and composition, and possibly asset allocation methodology.  In particular, Longboard Long/Short Composite’s performance is not necessarily an indication of how the Fund will perform, as the portfolio is not subject to investment limitations, leverage restrictions, diversification requirements and other restrictions imposed on investment companies by the 1940 Act and the Internal Revenue Code, which, if applicable, can have a negative impact on the Fund’s performance.

●

There have been significant fluctuations in the market in the past few years. The performance for the period is shown through December 31, 2013.  The markets have been volatile in the last few years, and this trend may continue.  As a result, the performance included herein will not reflect the latest volatility in the markets, if any occurs.

●

The performance shown are averages.  The information below shows annual rates of return for the years indicated, but does not reflect any volatility that may have occurred within a given period.  The following table provides for the Longboard Long/Short Composite’s annual rates of return for the years indicated, net and gross of fees, as discussed above.

U.S. Securities and Exchange Commission

November 20, 2014

The Longboard Long/Short Composite

Calendar Year Returns as of December 31

	2005(1)	2006	2007	2008	2009	2010	2011(2)	2012	2013
Composite Net of Class A Fees and Expenses	4.06%	16.38%	5.11%	-27.39%	0.51%	13.32%	-3.43%	12.26%	76.59%
Composite Net of Class C Fees and Expenses	3.94%	15.52%	4.33%	-27.95%	-0.24%	12.48%	-4.16%	11.43%	75.33%
Composite Net of Class I Fees and Expenses	4.11%	16.67%	5.37%	-27.20%	0.76%	13.60%	-3.19%	12.54%	77.01%
Composite Net of Class N Fees and Expenses	4.06%	16.38%	5.11%	-27.39%	0.51%	13.32%	-3.43%	12.26%	76.59%
Composite Gross of Fees and Expenses	4.62%	20.16%	8.56%	-24.93%	3.82%	17.01%	-0.24%	15.92%	82.13%
S&P 500 Index [2]	3.82%	15.79%	5.49%	-37.00%	26.46%	15.06%	2.11%	16.00%	32.39%

Average Annual Total Returns For Periods Ended December 31, 2013

The Longboard Long/Short Composite	One Year	Three Year(2)	Five Year(2)	Since Inception(1)
Composite Net of Class A Fees and Expenses (reflects the impact of Class A maximum front-end sales load)	66.43%	21.74%	15.49%	8.17%
Composite Net of Class A Fees and Expenses (does not reflect the impact of Class A front-end sales load) (4)	76.59%	24.16%	16.87%	8.96%
Composite Net of Class C Fees and Expenses	75.33%	23.25%	16.01%	8.15%
Composite Net of Class I Fees and Expenses	77.01%	24.47%	17.16%	9.23%
Composite Net of Class N Fees and Expenses	76.59%	24.16%	16.87%	8.96%
Composite Gross of Fees and Expenses	82.13%	28.18%	20.67%	12.52%
S&P 500 Index [2]	32.39%	16.18%	17.94%	7.63%

.

(1)

From the inception of the Separate Account on November 1, 2005.

(2)

Performance presented prior to Aug. 1, 2011 occurred while the Fund’s portfolio managers were affiliated with a prior firm and the Fund’s portfolio managers were the only individuals responsible for selecting the securities to buy and sell for the Separate Account.

(3)

The S&P 500 total return index is a domestic equity index consisting of 500 stocks representing approximately 75% of the total U.S. equity market focusing on the large-cap sector of the U.S. equities market. The index includes the 500 leading companies in leading industries of the U.S. economy.  The index returns are unmanaged and do not reflect the deduction of any fees or expenses.

(4)

Does not reflect the impact of Class A’s contingent deferred sales charge.

U.S. Securities and Exchange Commission

November 20, 2014

Shareholder Information

Choosing a Share Class

Comment #15

With respect to Class I shares, the disclosure states that “Class I shares are sold at NAV without an initial sales charge.  This means that 100% of your initial investment is placed into shares of the Fund.”  Why is this statement made for Class I shares and not Class C or Class N shares?

Response #15

We have revised the disclosure for Class C and Class N shares as follows in response to your comment:

•

Class C shares are sold without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. However, Class C shares are subject to a 1.00% Rule 12b-1 distribution and servicing fee.

•

Class N shares are sold without an initial sales charge.  This means that 100% of your initial investment is placed into shares of the Fund.  However, Class N shares are subject to a 0.25% Rule 12b-1 distribution and servicing fee. Class N shares are generally offered through financial intermediary platforms, including, but not limited to, asset allocation, mutual fund wrap, or other discretionary and non-discretionary fee-based investment advisory programs, as well as directly from the Fund’s distributor.

More About Class A Shares

Comment #16

In the first paragraph you state, “The minimum subsequent investment in Class A shares of the Fund is $250 for all other accounts.”  Why do you state “for all other accounts?”

Response #16

The disclosure has been revised as follows in response to your comment, “The minimum subsequent investment in Class A shares of the Fund is $250.”

U.S. Securities and Exchange Commission

November 20, 2014

Comment #17

Footnotes 2 and 3 to the breakpoint table suggest that the disclosure of the CDSC in the fee table should be 0.75% not 1.00%, please clarify.  This can be done supplementally in the response letter.

Response #17

The maximum CDSC is 1.00%, not 0.75%.  Accordingly, the disclosure in footnote 3 has been revised as follows:

 “A selling broker may receive commissions on purchases of Class A shares over $1 million calculated as follows: 1.00% on purchases between $1 million and $3 million, 0.75% on amounts over $3 million but less than $5 million, 0.50% on amounts over $5 million but less than $10 million and 0.25% on amounts over $10 million. The commission rate is determined based on the purchase amount combined with the current market value of existing investments in Class A shares.”

How to Redeem Shares

Comment #18

Please indicate if the Fund will redeem in-kind using liquid or illiquid securities. And if the Fund will use illiquid securities, disclosure that shareholders may not be able to sell them.

Response #18

The disclosure has been revised as follows in response to your comment:

The Fund reserves the right to honor requests for redemption or repurchase orders made by a shareholder during any 90-day period by making payment in whole or in part in portfolio securities (“redemption in kind”) if the amount of such a request is large enough to affect operations (if the request is greater than the lesser of $250,000 or 1% of the Fund’s net assets at the beginning of the 90-day period).  The securities will be liquid securities, chosen by the Fund and valued using the same procedures as used in calculating the Fund’s NAV. A shareholder may incur transaction expenses in converting these securities to cash and securities redeemed in-kind remain at the risk of the market until they are sold.

U.S. Securities and Exchange Commission

November 20, 2014

Comment #19

Please disclose that securities redeemed in-kind remain at the risk of the market until they are sold.

Response #19

We have added the requested disclosure in response to your comment.  Please see the revised disclosure in response to Comment 18 above.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell